DORMAN
                              NEW SINCE 1918


                                                            September 20, 2006
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549


         RE:      Dorman Products, Inc. (the "Company")
                  Form 10-K for the fiscal year ended December 31, 2005
                  Form 10-Q for the quarterly period ended July 1, 2006
                  File No. 000-18914
                  _____________________________________________________________

Dear Ms. Cvrkel:

         Enclosed are our responses to your letter dated August 30, 2006 (the "Comment Letter"). In order to facilitate your review, we have included the Staff's comment followed by our response below, as well as a copy of the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2005
_____________________________________________________

Item 8. Financial Statements and Supplementary Data
____________________________________________________

Revenue Recognition, page 26

1. We note from your disclosure that you have a provision for warranties. As requested in our prior comment 1 to our letter dated March 30, 2005, please revise future filings to discuss the nature and terms of your warranties. Additionally, revise the notes to your financial statements to disclose your accounting policy and methodology used in determining your liability for product warranties. Also include a reconciliation of the changes in your product warranty liability in the notes to your financial statements for each period presented.
         See paragraph 14 of Fin 45 for guidance.

         Response:
         We would like to advise the Staff supplementally that substantially all of the Company's products are covered by a standard warranty to the end user (the "Consumer") of our products. The terms and duration of each warranty varies by product type, but in all cases is limited to the repair or replacement of the part that is defective as a result of a manufacturing defect. The warranty does not cover parts that are damaged directly or indirectly by a Consumer or other third-party (such as by a crash or installation error) or normal "wear and tear". Many of the purchasing agreements between the Company and its customers contain "defective allowances" to cover the estimated cost of warranty returns by the Consumer to the Company's customers. Warranty costs in excess of these allowances were approximately $170,000, $68,500 and $51,000 in 2005, 2004 and 2003, respectively. Given the immaterial nature of these additional warranty costs, a reconciliation of the variance between the actual warranty costs and the accrued estimated amounts is unnecessary in the notes to the Company's consolidated financial statements. The Company will continue to monitor the level of warranty expense and related accruals and will add further disclosure if warranted. To address the Staff's comment, the following additional disclosures will be made in the Company's next annual report on Form 10-K:

         Note 1 of the notes to the Company's consolidated financial statements will be revised in the Company's next annual report on Form 10-K to include the following additional disclosure:

             Product Warranties. The Company warrants its products against certain defects in material and workmanship when used as intended by the Company on the vehicle on which it was originally installed. The Company offers a one year, two year, or limited lifetime warranty depending on the product type. All warranties limit the customer's remedy to the repair or replacement of the part that is defective. The Company records estimates for product warranty costs in the period of sale. Estimated warranty costs are based upon actual experience and forecasts using the best historical and current claim information available. Warranty expense for each of the fiscal years 2006, 2005 and 2004 was $___ million, $0.2 million and $0.1 million, respectively.

Form 10-Q for the quarterly period ended date July 1, 2006

Note 8.  Subsequent Events, page 12

2. Please provide us with your planned accounting treatment for the amended Revolving Credit Facility which resulted in an increase in the total credit facility from $20 million to $30 million and extended the expiration date from June 2007 to June 2008. Your response to us should include how you considered the guidance in EITF No. 98-14 in determining the appropriate accounting treatment of any unamortized deferred costs, fees paid to or received from the creditor, and/or third party costs incurred, if any. If you do not believe the modifications to the Revolving Credit Facility require accounting under EITF No. 98-14 please tell us why and provide us with the basis for your conclusions. We may have further comment upon receipt of your response.

         Response:
             We do not believe the modifications to the Revolving Credit Facility require accounting treatment under EITF No. 98-14 as the Company had no unamortized deferred costs associated with the $20 million Revolving Credit Facility which was amended in July 2006. Furthermore, expenses associated with the amendment to extend the term and increase the facility are expected to be less than $25,000 and will be charged off as incurred in the third quarter of 2006 based upon materiality.

Management's Discussion and Analysis
Results of Operations

3. We note your current disclosures in MD&A include little, if any, (1) information about the quality and potential variability of the Company's earnings and cash flow, and (2) discussion and analysis of known trends or uncertainties that will have a material impact on your liquidity, capital resources or results of operations, such that an investor can ascertain the likelihood past performance is indicative of future performance. For example, you discuss in your Form 10-Q for the quarter ended April 1, and July 1, 2006 that the increase in costs of goods sold, as a percentage of sales, was due to gross margin reductions in several product lines as a result of higher customer returns and allowances and selling price reductions due to competitive pressures. However, you do not address whether such effects are expected to continue to have an impact cost of sales in future periods. Please note that material forward-looking information regarding known trends and uncertainties is required and should not be confused with option forward-looking information. In this regard, we believe you should revise your MD&A in future filings to include the information required by Item 303 of Regulation S-K. Also, refer to FR-72. Please confirm your understanding and that you will revise future filings accordingly.

         Response:
         We hereby confirm our understanding of Item 303 of Regulation S-K. We will revise future filings to include appropriate disclosures about (1) the quality and potential variability of the Company's earnings and cash flow, and (2) discussion and analysis of known trends or uncertainties that will have a material impact on liquidity, capital resources or results of operations in MD&A in future filings as appropriate.

Company Certification

The Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States

         Kindly acknowledge receipt of this letter by time and date stamping the attached duplicate copy of this letter and returning it to me in the self addressed stamped envelope provided. If you or any other member of the Staff have any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (215) 712-5132 or, in my absence, Thomas Knoblauch, at (215) 712-5222.


                                                     Sincerely,

                                                   /s/ Mathias J. Barton

                                                     Mathias J. Barton
                                                  Chief Financial Officer


cc:      Mr. Jeff Jaramillo, Division of Corporation Finance
         Thomas Knoblauch, Esq., Vice President - General Counsel
         Jane K. Storero, Esq. Blank Rome LLP